UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Gold Reserve Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38068N108
(CUSIP Number)

ERIC SHAHINIAN
CAMAC PARTNERS, LLC
350 PARK AVENUE, 13TH FLOOR
NEW YORK, NY 10022
914-629-8496
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

11/08/2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15.406,499

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15.406,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,406,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,406,499

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,406,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,406,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,020,319

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,020,319

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,020,319

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Camac Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,386,180

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,386,180

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,386,180

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Eric Shahinian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,406,499

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,406,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,406,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 8, 2021 (the “Schedule 13D”) as amended on June 9, 2022, August 15, 2022, and October 25, 2022 by the Reporting Persons with respect to the Common Stock of Gold Reserve Inc. (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares purchased by Camac Fund, LP (“Camac Fund”) and Camac Fund II, LP (“Camac Fund II”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 8,020,319 Shares beneficially owned by Camac Fund is approximately $13,230,222, including brokerage commissions. The aggregate purchase price of the 7,386,180 Shares beneficially owned by Camac Fund II is approximately $9,930,517, including brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.

Except as set forth herein or such as would occur upon completion of any actions discussed herein, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. With respect to subparagraph (d) of Item 4, the Reporting Persons and the Issuer have, after discussion and negotiation, mutually executed a Memorandum of Agreement on November 7, 2022, which is filed as Exhibit 99.2 hereto (the “Memorandum of Understanding”), pursuant to which the Issuer will, among other things, appoint to its Board of Directors (its “Board”) Mr. James Tunkey, resulting in a change of the composition of Issuer’s Board. The Reporting Persons may, subject to the restrictions and limitations of the Reporting Persons set forth in the Memorandum of Agreement, (a) make or propose a corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) propose a change in the Board or management of the Issuer; (c) solicit proxies from securityholders of the Issuer; (d) engage in communications with one or more shareholders, officers or directors of the Issuer and other persons regarding any of the matters described above.

The Reporting Persons may, subject to the restrictions and limitations of the Reporting Persons set forth in the Memorandum of Agreement, at any time and from time to time, review or reconsider their purpose and/or formulate new plans or proposals with respect thereto as it deems appropriate, depending on market conditions and other factors material to the Reporting Person’s investment decisions.

Item 5.	Interest in Securities of the Issuer

(a)          The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 99,547,710 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported outstanding as of the Issuer’s Quarterly Report on Form 6-K, filed with the Securities and Exchange Commission on August 5, 2022.

As of the close of business on the date hereof, Camac Fund beneficially owned 8,020,319 shares of Common Stock and Camac Fund II beneficially owned 7,386,180 shares of Common Stock.

Percentage: Approximately 8.1% for Camac Fund and 7.4% for Camac Fund II.

(b)          By virtue of their respective positions with Camac Fund and Camac Fund II, each of Camac Partners, Camac Capital, and Eric Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund.

(c)          Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)          Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement filed with the Schedule 13(D) on December 8, 2021 and incorporated by reference herein.

Exhibit 99.2	Memorandum of Agreement by and between the Reporting Persons and the Issuer dated November 7, 2022.

Exhibit 99.3	Gold Reserve Inc. Announcement of Appointment of James Tunkey as Additional Director

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2022

Camac Partners, LLC

By: Camac Capital, LLC,
its manager

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian

Camac Fund, LP

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

Camac Fund II, LP

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 9:00 a.m., Eastern time, on November 8, 2022. Unless otherwise indicated, all such transactions were effected in the open market.

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($USD)[1]
CAMAC FUND II, LP
11/3/2022	25,000	1.0600
11/2/2022	6,700	1.0601 (CAD 1.4344)
11/2/2022	6,000	1.0500
10/27/2022	16,200	1.0399 (CAD 1.4014)

1.
Purchases on 11/2 (6,700) and 10/27 were made in Canadian dollars. These purchases were converted to United States dollars using the prevailing conversion rate existing at the time of the purchases and included in the chart as converted to United States dollars. In the table above, the purchase price per share in Canadian dollars is set forth in parentheses next to the United States dollar purchase price per share.